OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50509

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AUSTIN ATLANTIC CAPITAL INC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Alhambra Plaza, suite 100
(No. and Street)

Coral Gables	**FL**	**33134**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Rodriguez	**(305) 677-7534**	arodriguez@austinatlantic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB GRAVIER LLP
(Name – if individual, state last, first, and middle name)

4000 Ponce De Leon Blvd Suite 610	**Coral Gables**	**FL**	**33146**
(Address)	(City)	(State)	(Zip Code)

09/01/2009	#3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AARON RODRIGUEZ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AUSTIN ATLANTIC CAPITAL INC. _____, as of DECEMBER 31 _____, 2025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SILVIO LACAYO
MY COMMISSION # HH 456818
EXPIRES: January 16, 2028

Signature: *Aaron Rodriguez*

Title:
CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AUSTIN ATLANTIC CAPITAL INC.
Coral Gables, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2025
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
SUPPLEMENTAL INFORMATION

AUSTIN ATLANTIC CAPITAL INC.

Coral Gables, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2025

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Austin Atlantic Capital, Inc. as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Austin Atlantic Capital, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Austin Atlantic Capital, Inc.'s management. Our responsibility is to express an opinion on Austin Atlantic Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Austin Atlantic Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Austin Atlantic Capital, Inc.'s financial statements. The supplemental information is the responsibility of Austin Atlantic Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of (HLB) International A world-wide organization of accounting firms and business advisers

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of the Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Austin Atlantic Capital, Inc.'s auditor since 2016.
Coral Gables, Florida
February 23, 2026

AUSTIN ATLANTIC CAPITAL INC.

Statement of Financial Condition
As of December 31, 2025

	2025
ASSETS	
Cash and cash equivalents	$256,331
Receivables:	
Mutual fund distribution fees	17,462
Other receivables	8,176
Prepaid expenses	2,338
Total assets	$ 284,307
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Austin Atlantic Inc.	$5,077
Accrued expenses and account payables	7,373
Total liabilities	12,450
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,639,144
Accumulated deficit	(4,368,287)
Total Shareholder's equity	271,857
Total liabilities and shareholder's equity	$ 284,307

The accompanying notes are an integral part of these financial statements.

	2025
Revenues	
Mutual fund distribution fees	$214,225
Referral fees	83,709
Trailers and other revenues	21,726
Total revenues	319,660
Expenses	
Distribution costs and referral expenses	87,695
Professional fees	38,815
Compensation	22,773
Occupancy	8,505
Regulatory expenses	7,966
Telecommunications and data processing	2,984
Taxes and Licenses	2,155
Other expenses	4,580
Total expenses	175,473
Net Income	$ 144,187

The accompanying notes are an integral part of these financial statements

AUSTIN ATLANTIC CAPITAL INC.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2025	$ 1,000	$ 4,639,144	$ (4,412,474)	$ 227,670
Distributions			(100,000)	(100,000)
Net Income			144,187	144,187
Balance at December 31, 2025	$ 1,000	$ 4,639,144	$ (4,368,287)	$ 271,857

The accompanying notes are an integral part of these financial statements.

5.

		2025
Cash flows from operating activities		
Net Income	$	144,187
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Receivables		
Mutual fund distribution fees		187
Other receivables		2,134
Prepaid expenses		(1,512)
Payables		
Due to Austin Atlantic Inc.		(16,051)
Accrued expenses and account payables		(4,576)
Total adjustments		(19,818)
Net cash provided by operating activities		124,369
Cash flows from financing activities		
Distributions		(100,000)
Net cash used in financing activities		(100,000)
Net change in cash and cash equivalents		24,369
Cash and cash equivalents at beginning of year		231,962
Cash and cash equivalents at end of year	$	256,331

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Notes to the Financial Statements
For the year ended December 31, 2025

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Austin Atlantic Capital Inc. ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Austin Atlantic Inc. ("AAI" or "Parent Company"). The firm operates as the distributor of various registered investment companies, can act as agent for the purchase and sale of loans, and also refers parties for financing agreements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable: Accounts receivable are generated in the normal course of business and include any contractual balances owed to the Firm. The firm collects these receivables usually in less than 90 days. Receivable balances were $25,638, and $27,958 as of December 31,2025 and 2024 respectively. No allowance for loss was recorded in 2025 or 2024 as it was deemed unnecessary and is in accordance with ASC 326-20.

Revenue from Contracts with Customers: The Firm follows the Accounting Standards Update ("ASU") 606 on revenue recognition, which was issued by the Financial Accounting Standards Board ("FASB"). This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenues are analyzed to determine whether the Firm is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the transactions with its customers.

The Firm distributes as agent mutual funds and earns a distribution fee or trailer as long as the customer maintains its purchased fund balances. Income is recognized for the periods for which such balances are held, which satisfies the Firm's performance obligation.

The Firm refers as agent funding sources to a customer (see Note 7) earning a referral fee. Income is recognized in the period when the funding sources are used, satisfying the Firm's performance obligation.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 6. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.

Changes in assumptions or in market conditions could significantly affect these estimates. Assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value.

Concentration of Credit Risk: As of December 31, 2025, the firm has no concentration of credit risk with depository institutions of the United States in the form of a bank account with balance over the excess of the FDIC insured amount of $250,000. Management believes there is no significant risk of loss or counterparty risks if it held such balance.

Income Taxes: AAI is a subchapter S corporation, and the firm is a wholly owned subsidiary of AAI. Therefore, the firm is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The firm is not taxed at the corporate level and as such records no tax related assets, expenses, or liabilities. In addition, the firm evaluated ASC740 and determined that it had no financial impact from its application.

The accompanying notes are an integral part of these financial statements.

7.

AUSTIN ATLANTIC CAPITAL INC.
Notes to the Financial Statements
For the year ended December 31, 2025

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Single Segment: The Firm is engaged in a single line of business as a broker-dealer, which comprises different types of services (see Note 1). The Firm has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as the Firm and are described in the summary of significant accounting policies.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims, legal or regulatory actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. All legal fees are expensed as incurred. As of December 31, 2025 no such liabilities where recorded or threatened.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the firm are conducted in facilities and by some personnel shared with AAI and certain of its affiliates. As such, the firm can incur in fees to AAI for overhead and administrative expenses used by the firm in conducting its business activities. Such expenses allocated to the firm include actual expenses used by and paid on behalf of the firm as determined by AAI. At December 31, 2025, the payable to AAI for allocations and operating expenses amounted to $5,077 and the 2025 expenses allocated totaled $85,736.

The firm maintains a bank account with an affiliated bank. At December 31, 2025, cash and cash equivalents at affiliated entities amounted to $3,446.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents can include liquid investments with short-term maturities. The Firm may maintain cash balances in financial institutions in excess of the insurance limits provided by the Federal Deposit Insurance Corporation.

NOTE 5 - MUTUAL FUND DISTRIBUTION FEES

The firm has distribution agreements with various registered investment companies. One of the Firm's distribution agreement is with the Asset Management Fund, Inc. ("AMF"), an institutional mutual fund managed and advised by Systems 2 Advisors LP ("S2"), which provides that the firm receive payments based upon a percentage of each portfolio's average daily net assets. As of December 31, 2025 fees earned were $104,890, fees waived were $58,664, and fees receivable totaled $3,462. In addition, the firm entered into a statutory distribution agreement with S2, where total fees earned as of December 31, 2025 were $168,000 and fees receivable were $14,000.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

The accompanying notes are an integral part of these financial statements.

AUSTIN ATLANTIC CAPITAL INC.
Notes to the Financial Statements
For the year ended December 31, 2025

NOTE 6 – FAIR VALUE (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2025 the Firm's assets, including cash and certain receivables, are carried at fair value or at contracted amounts, which approximate fair value. There were no assets or liabilities measured on a non-recurring basis as of December 31, 2025.

NOTE 7 – REVENUES CONCENTRATION

The firm has three main lines of business that account for majority of its revenues. Two of these business lines (referral fees and distribution fees) rely on single customer sources, and as such would terminate if these customer relationships ends.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the firm is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or its minimum net capital required of $25,000. At December 31, 2025, the Firm's net capital was $243,881 while its required net capital was $25,000, and its ratio of aggregate indebtedness to net capital was 0.0510 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 9 – SUBSEQUENT EVENTS

On January 27, 2026 the firm distributed $100,000 of its capital to AAI.

In accordance with Accounting Standards Codification ("ASC") 855 the Firm has evaluated subsequent events and transactions for potential recognitions and/or disclosure through February 23, 2026, which is the date the financial statements were available to be issued and determined that there were no other significant items affecting the accompanying financial statements that required such recognition or disclosure.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL INFORMATION

AUSTIN ATLANTIC CAPITAL INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2025

Total Stockholder's equity	$	271,857
Deductions and charges		
Cash balances deposited in CRD		2,198
Prepaid Fidelity Bond		140
Mutual fund distribution fees receivables		17,462
Receivables and other assets		8,176
Total non-allowable assets		27,976
Net capital before haircuts on securities		243,881
Haircuts on securities		
Total haircuts on securities		0
Net capital	$	243,881
Aggregate indebtedness		
Items included in statement of financial condition		
Total liabilities	$	12,450
Aggregate indebtedness to net capital		5.10%
Computation of basic net capital requirement		
Minimum net capital required		25,000
Net capital	$	243,881
Excess net capital	$	218,881
Excess net capital at 100% (net capital less		
120% of minimum dollar net capital requirement)	$	213,881

There were no differences between the amounts presented above and the amounts presented in the firm's December 31, 2025 FOCUS Part II filings submitted on January 27, 2026.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.



Austin Atlantic Capital Inc. Exemption Report

Austin Atlantic Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

  Austin Atlantic Capital Inc.
[Name of Company]

We, Rodger D. Shay Jr. (President) and Aaron Rodriguez (Chief Financial Officer), swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

By: _____

Title: Chief Financial Officer

February 23, 2026.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Austin Atlantic Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Austin Atlantic Capital, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Austin Atlantic Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (exemption provisions) and (2) Austin Atlantic Capital, Inc. stated that Austin Atlantic Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Austin Atlantic Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Austin Atlantic Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

HLB Gravier, LLP
Coral Gables, Florida
February 23, 2026

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, Fl 33146 • Tel: 305 446 3022 • Fax: 305 446 6319
www.hlbgravier.com

HLB Gravier, LLP is a member of (HLB) International A world-wide organization of accounting firms and business advisers